Dig Dates, Inc.
Statement of Comprehensive Income
(Unaudited)

	For the Period July 7, 2017 (Inception) to December 31, 2017
Revenue	$ -
Expenses:	
Advertising and marketing	379
Bank fees	39
Event expense	3,267
Miscellaneous expense	700
Promotion expense	2,250
Total expenses	6,635
Net loss	$ (6,635)